Jay S. Benet
Vice Chairman and
Chief Financial Officer
St. Paul Travelers
One Tower Square-2MS
Hartford, CT 06183

(860) 277-7580
(860) 277-8136 (fax)
JSBenet@stpaultravelers.com

July 13, 2006

For Use of SEC Staff Only

VIA EDGAR AND COURIER

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:        The St. Paul Travelers Companies, Inc.
Form 10-K for the Fiscal Year Ended
December 31, 2005
File No. 001-10898

Dear Mr. Rosenberg:

This letter is in response to the staff’s follow-up comments regarding The St. Paul Travelers Companies, Inc. (the Company) Form 10-K as referenced above. The follow-up comments were received by telephone from Ibolya Ignat on Friday, June 9th and relate to the response dated May 25th from the Company to the staff letter dated May 4, 2006.

For ease of reading, we have repeated each of the staff’s oral comments below (displayed in bold) and have included our response following the comments.

Page 1:  Item 1: Can you please revise your proposed disclosure to include the estimated claims and claims related payments on a gross basis. (Show one table on a gross basis)

Response:

Attached is a revised Contractual Obligations Table which includes the estimated claims and claim related payments on a gross basis (i.e., before ceded reinsurance) with all other obligations in a single table (Attachment 1). Included in the notes to the table are separate tables showing the estimated cash inflows from the related reinsurance receivables and the net of reinsurance cash outflows along with a narrative description of the items affecting the estimated cash flows.

As noted in the prior response from the Company, interest on debt has also been included and identified accordingly. The Company will use this format in future filings.

Page 2:  Gave examples for homeowners and personal other (on page 4) and commercial auto (on page 5). We would like to see similar disclosures, a description of your reserving methodology, for major product lines such as general liability and workers compensation and all other product lines considered significant.

Response:

As discussed in the Company’s letter dated May 25, 2006, management’s estimates for loss reserves are the result of applied judgment based on multiple inputs, including the actuarial analyses described below, and not the direct calculated result of any single estimation method. The discussion below summarizes certain actuarial analyses used by the Company’s management, a key input in determining loss reserves:

Actuarial Analyses

We are pleased to respond to your question regarding our actuarial analyses by providing examples related to additional product lines.

The actuarial analyses underlying the amount reported in our consolidated balance sheet for unpaid claim and claim adjustment expense liability represent the aggregation of hundreds of different reserve components, each involving its own unique analysis and including a separate and distinct set of data, analysis methods, qualitative evaluations and application of varying individual actuarial judgments. In response to question 2.a.i. in your letter dated May 2, 2006, we had previously provided as an example two of these reserve components, one from the “Homeowners and personal — other” product line and one from the “Commercial automobile” product line as we consider them to be illustrative of our reserving process and fairly easy to understand relative to the other more complex product lines.

We are providing examples from additional product lines regardless of significance. These examples demonstrate the complexity of the analyses for 8 of over 1000 components and support our previous statement that we do not have a few models with key assumption drivers. These examples reflect standard actuarial practices, which are not easily understood outside of the actuarial profession, and therefore do not provide appropriate context to the reader. At best, these examples show how an actuarial estimate is derived for the indicated component and do not reflect the remaining processes related to the establishment of reserves, including the determination of management’s estimate, which we have described in our discussion of Critical Accounting Estimates.

We do not believe that these examples would provide disclosures that are comprehensive descriptions of the entire process or that are indications of possible future changes in reserves to the reader of the financial statements. We have provided them to you in response to your request and we do not plan to provide this information in future filings. However, we do believe that additional disclosures that are consistent with your objective can be presented in future filings, as described on page 12 of this letter.

General Liability

As of December 31, 2005, there were over 380 product sub-line loss and loss adjustment expense components underlying the gross reserve analysis for this product line. “Select Accounts general liability contractors loss excluding construction defect and CIOTA” is one of these components. “Legacy Travelers Construction business unit, contractors only, construction defect” is another.

Select Accounts general liability contractors loss excluding construction defect and CIOTA

The reserves for this sub-line consist of two pieces: the portion from the current accident year and the portion relating to prior estimates for accident quarters from prior accident years.

Current accident year

For the current accident year, analysis is done on this sub-line component along with other Select Accounts sub-line components included in the General Liability product line. The estimate of ultimate incurred claim liability for the current accident year is based on a loss ratio projection method which uses the earned premium for the current year times a projected loss ratio. The projected loss ratio is determined through analysis of prior experience periods using loss trend, rate level differences, mix of business changes and other known or observed factors influencing the current accident year relative to prior accident years. The projected loss ratio is based on information from the five most recent accident years.

Prior estimates for accident quarters from prior accident years

On a regular schedule, the actuaries in the various business units within the Company perform analyses of the previously established estimates of ultimate claim liability. For this particular sub-line, the latest analysis calculates the following:

•                  Five indicated unlimited paid loss development patterns from which a representative pattern is selected and an indication is calculated. (Unlimited refers to the absence of any capping of individual claim amounts in the data. Some product line components are subject to individual large claims that can distort the analysis. One approach in such a situation is to cap these large claims at some maximum when using the more traditional methods (that rely on the law of large numbers), then incorporate the liability for amounts over the maximum through a different, more specialized approach that is less susceptible to volatility from a few large claims.)

•                  Five indicated unlimited case incurred loss development patterns from which a representative pattern is selected and an indication is calculated.

•                  Five reported claim count development patterns from which a representative pattern is selected and an indicated ultimate claim count is calculated.

The preceding analysis from the first two bullets produces two actuarial estimates of ultimate losses: one based on the paid indication and another based on the case incurred indication. A preliminary actuarial selection is then made which in the latest analysis is a weighting of these two estimates, by accident year.

A similar approach is used to derive a preliminary actuarial selection of estimated ultimate allocated loss adjustment expense. The preliminary selection of loss and of allocated loss adjustment expense are added together to get a preliminary total selection of loss plus allocated loss adjustment expense

A frequency/severity analysis was also performed. From the analysis described in the bullets above, two indicated severities are calculated, one based on the paid development indication and one based on the case incurred development indication. These are averaged and two curve fits are performed using the latest seven and nine points. Final severities are selected based on the results of the two curve fits. These selected severities are multiplied times the ultimate claim counts to produce a frequency/severity-based indication.

In addition, an analogous set of indications are calculated using losses limited to $250,000 to which selected Increased Limits Factors are applied to arrive at an unlimited indication.

A final actuarial indication is selected based on the preliminary selected actuarial indication modified by any changes suggested by the frequency/severity information as well as the limited loss analysis.

Additional diagnostics are reviewed as well such as paid-to-incurred loss ratios and non-zero claim severity trend. An actual versus expected analysis is also performed comparing actual loss development in the last six months to expected development based on the prior review. Other reserving methods are available if these diagnostics identify the need for additional analyses.

Each actuarial method has strengths and weaknesses and no one method works well in all situations. For example, methods that are less susceptible to distortions from data aberrations (a strength) also tend to be less responsive to changing conditions (a weakness).

Legacy Travelers Construction business unit, contractors only, construction defect

The analysis of this component includes construction defect claim data for general liability and commercial multi-peril (two different product lines), excluding National Major Contractors/Wrap-ups within the Construction business unit. The final selected actuarial estimate of loss and allocated loss adjustment expense is allocated back to sub-line within product line and accident year.

The reserves for this component are analyzed in two pieces: first dollar losses and below deductible losses for large deductible policies. (In general, the gross-up of claim amounts for the deductible is only performed for large deductible policies.) The projected below deductible losses are subtracted from the projected first dollar losses to estimate the ultimate claim liability.

First dollar loss and allocated loss adjustment expense

A number of different methods are used to estimate the first dollar ultimate loss and allocated loss adjustment expense. For this particular component, the latest analysis includes indications based on:

•                  Accident year paid and case incurred loss development methods

•                  An accident year frequency/severity approach

•                  Report year methods that combine paid and case incurred loss development methods plus frequency/severity methods for reported claims, with frequency/severity and S-curve methods for IBNR claims. (S-curve methods fit the cumulative claim development data to a curve that forms an “S” shape when graphed, and are used to extrapolate beyond the observed portion of the data. They are used for processes that exhibit an initial slow change, followed by a rapid change and then ending in a slow change again. Information on S-curve methods can be found on the internet at http://en.wikipedia.org/wiki/S-curve)

•                  A paid survival ratio method

•                  An incurred survival ratio method

•                  An S-Curve method with two different loss distributions to determine the relevant curve.

Below deductible loss and allocated loss adjustment expense

Below deductible losses are projected to ultimate value using paid and incurred loss development factors (LDF’s) calculated using the more credible legacy St. Paul (due to higher historical volume compared to legacy Travelers), applied to the comparable paid and incurred data from legacy Travelers. Three averages for paid LDF’s and three averages for incurred LDF’s are used to produce the selected LDF’s that are applied to the legacy Travelers data.

Additional diagnostics are also reviewed such as paid-to-incurred loss ratios and non-zero claim severity trend. An actual versus expected analysis is also performed comparing actual loss development in the last six months to expected development based on the prior review. Other reserving methods are available if these diagnostics identify the need for additional analyses.

The above analysis for this sub-line results in several estimates of ultimate claim liability. An actuarial estimate is then selected based on weightings of the individual methods.

Each actuarial method has strengths and weaknesses and no one method works well in all situations. For example, methods that are less susceptible to distortions from data aberrations (a strength) also tend to be less responsive to changing conditions (a weakness).

Property

As of December 31, 2005, there were over 140 product sub-line loss and loss adjustment expense components underlying the gross reserve analysis for this product line. “Home Office property loss capped at $500,000 excluding catastrophes” is one of these components.

The reserves for this sub-line consist of two pieces: the portion from the current accident year, and the portion relating to prior estimates for accident quarters from prior accident years.

Current accident year

The estimate of ultimate incurred claim liability for the current accident year is based on a loss ratio projection method which uses the earned premium for the year times the projected loss ratio. The projected loss ratio is determined through analysis of prior experience periods, projected forward using loss trend, large losses, and other known or observed factors influencing the current accident year relative to prior accident years. The projected loss ratio is based on information from the eight most recent accident years.

Prior estimates for accident quarters from prior accident years

On a regular schedule, the actuaries in the various business units within the Company perform analyses of the previously established estimates of ultimate claim liability. For this particular sub-line, the latest analysis included three indications based on paid loss development by accident quarter (using 4-quarter, 8-quarter, and 12-quarter average development) and four indications based on case incurred loss development by accident quarter (using Bornhuetter-Ferguson, 4-quarter, 8-quarter, and 12-quarter average development).

The above analysis for this sub-line results in several estimates of ultimate claim liability by accident quarter. For accident quarters in accident year 2004, the selected actuarial estimate is the average of case incurred development indications. Because of the quick reporting and settlement of property claims, the estimate for older accident quarters is the reported claim department case incurred loss.

Each actuarial method has strengths and weaknesses and no one method works well in all situations. For example, methods that are less susceptible to distortions from data aberrations (a strength) also tend to be less responsive to changing conditions (a weakness).

Commercial Multi-Peril

As of December 31, 2005, there were over 170 product sub-line loss and loss adjustment expense components underlying the gross reserve analysis for this product line. “Select Accounts — legacy Travelers- commercial multi-peril — general liability —bodily injury - apartments, condos, commercial condo, building loss” is one of these components.

The reserves for this sub-line consist of two pieces: the portion from the current accident year and the portion relating to prior estimates on prior accident years.

Current accident year

For the current accident year, analysis is done on the combination of this sub-line component along with other Select Accounts sub-line components included in the commercial multi-peril product line. The estimate of ultimate incurred claim liability is based on a loss ratio projection method which uses earned premium for the current year times a projected loss ratio. The projected loss ratio is determined through an analysis of prior experience periods, projected forward using loss trend, rate level differences, catastrophe and other large losses, and other known or observed factors influencing the latest accident period relative to prior accident years. The projected loss ratio is based on information from the five most recent accident years.

Prior estimates on prior accident years

On a regular schedule, the actuaries in the various business units within the Company perform analyses of the previously established estimates of ultimate claim liability. For this particular sub-line, the latest analysis calculates the following:

•                  Five indicated paid loss development patterns from which a representative pattern is selected and an indication is calculated.

•                  Five indicated unlimited case incurred loss development patterns from which a representative pattern is selected and an indication is calculated.

•                  Five reported claim count development patterns from which a representative pattern is selected and an indicated ultimate claim count is calculated.

The preceding analysis from the first two bullets produces two actuarial estimates of ultimate losses: one based on the paid indication and another based on the case incurred indication. A preliminary actuarial selection is a weighting of these two estimates, by accident year.

A similar approach is used to derive a preliminary actuarial selection of estimated ultimate allocated loss adjustment expense. The preliminary selection of loss and of allocated loss adjustment expense are added together to get a preliminary total selection of loss plus allocated loss adjustment expense.

A frequency/severity analysis was also performed. From the analysis in the bullets above, two indicated severities are calculated; one based on the paid development indication and one based on the case incurred development indication. These are averaged and two curve fits are performed using the latest nine and fifteen points. Final severities are selected based on the results of the two curve fits. These selected severities are multiplied times the ultimate claim counts to produce a frequency/severity-based indication.

A final actuarial indication is selected based on the preliminary selected actuarial indication modified by any changes suggested by the frequency/severity information.

Additional diagnostics are reviewed as well, such as paid-to-incurred loss ratios and average incurred non-zero severity to evaluate how well the implicit assumptions under the various methods are met. Other reserving methods are available if these diagnostics identify the need for additional analyses.

Each actuarial method has strengths and weaknesses and no one method works well in all situations. For example, methods that are less susceptible to distortions from data aberrations (a strength) also tend to be less responsive to changing conditions (a weakness).

Workers’ Compensation

As of December 31, 2005, there were over 170 product sub-line loss and loss adjustment expense components underlying the gross reserve analysis for this product line. Two of these components comprise “Legacy Travelers Select Accounts workers compensation indemnity loss”: reserves for lifetime benefit claims (“tabular” indemnity sub-line) and reserves for other claims (“non-tabular” indemnity sub-line).

The reserves for these two sub-lines consist of two pieces: the portion from the current accident year and the portion relating to prior estimates for prior accident years.

Current accident year

For the current accident year, analysis is done on the combination of these two indemnity sub-line components along with other Select Accounts sub-line components included in the workers’ compensation product line. The estimate of ultimate incurred claim liability for the current accident year is based on a loss ratio projection method which uses the earned premium for the current year times a projected loss ratio. The projected loss ratio is determined through analysis of prior experience periods projected forward using loss trend, rate level differences, mix of business changes and other known or observed factors influencing the current accident year relative to prior accident years. The projected loss ratio is based on information from the five most recent accident years.

Prior estimates for prior accident years

On a regular schedule, the actuaries in the various business units within the Company perform analyses of the previously established estimates of ultimate claim liability. For Select Accounts workers’ compensation indemnity loss, the latest analysis calculates the following:

•                  For the non-tabular indemnity sub-line, five indicated paid loss development patterns from which a representative pattern is selected and an indication calculated.

•                  For the tabular indemnity sub-line, estimates of ultimate tabular frequency and ultimate tabular severity which are multiplied to produce an indication.

•                  For the combined non-tabular and tabular indemnity sub-lines, five indicated case incurred loss development patterns from which a representative pattern is selected and an indication calculated.

•                  For the combined non-tabular and tabular indemnity sub-lines, four reported claim count development patterns from which a representative pattern is selected and an indication calculated.

The first three bullets of the preceding analysis produce two actuarial indications for ultimate indemnity losses: the first is the sum of the non-tabular paid indication and tabular frequency/severity indication, the second is the case incurred indication. A preliminary actuarial selection is the average of these two indications, by accident year. An accident year severity trend analysis is then performed using the two indemnity loss indications divided by indicated ultimate claim counts from the fourth bullet above. The final actuarial selections may modify the preliminary selected actuarial indication based on the results of this severity trend analysis.

Additional diagnostics are reviewed as well such as paid-to-incurred ratios, non-zero claim severity trend and average case outstanding loss. An actual versus expected analysis is also performed comparing actual loss development in the last six months to expected development based on the prior review. Other reserving methods are available if these diagnostics identify the need for additional analyses.

Each actuarial method has strengths and weaknesses and no one method works well in all situations. For example, methods that are less susceptible to distortions from data aberrations (a strength) also tend to be less responsive to changing conditions (a weakness).

Fidelity and Surety

As of December 31, 2005, there were over 50 product sub-line loss and loss adjustment expense components underlying the gross reserve analysis for this product line. “Bond all lines financial institutions loss and allocated loss adjustment expense excess of $1 million” is one of these components.

The reserves for this sub-line consist of two pieces: the portion from the current accident year and the portion relating to prior estimates for prior accident years.

Current accident year

For the current accident year, analysis is done on this sub-line component along with other Bond sub-line components included in the financial institutions sub-line. The estimate of ultimate incurred claim liability for the current accident year is based on a loss ratio projection method which uses the earned premium for the current year times a projected loss ratio. The projected loss ratio is determined through analysis of prior experience periods using loss trend, rate level differences, mix of business changes and other known or observed factors influencing the current accident year relative to prior accident years. The projected loss ratio is based on information from the six most recent accident years.

Prior estimates for prior accident years

On a regular schedule, the actuaries in the various business units within the Company perform analyses of the previously established estimates of ultimate claim liability. For this particular sub-line, the latest analysis includes one indication based on Bornheutter-Ferguson with case incurred data and a second indication determined using claim by claim analysis based on discussions with claim adjusters. Bornheutter-Ferguson is an actuarial technique commonly practiced in the industry.

The above analysis for this sub-line results in two estimates of ultimate claim liability by accident year. An actuarial estimate is then selected for each accident year based on a combination of the two methods’ indications by accident year. The two indications are combined across accident years depending on the strengths and weaknesses of the two methods.

Each actuarial method has strengths and weaknesses and no one method works well in all situations. For example, methods that are less susceptible to distortions from data aberrations (a strength) also tend to be less responsive to changing conditions (a weakness).

Personal Automobile

As of December 31, 2005, there were over 150 product sub-line loss and loss adjustment expense components underlying the gross reserve analysis for this product line. “Legacy Travelers personal automobile bodily injury coverage loss — countrywide excluding New York standard markets” is one of these components.

The reserves for this sub-line component consist of two pieces: the portion from the current accident quarter, and the portion relating to prior estimates for prior accident quarters.

Current accident quarter

For the current accident quarter, analysis is done on a combination of this and other related components included in this product line. The combined estimate of ultimate incurred claim liability for the current accident quarter is based on a loss ratio projection method which uses the earned premium for the current quarter times a projected loss ratio. The projected loss ratio is determined through analysis of prior experience periods at a state level, projected forward using loss trend, rate level differences, large losses and other known or observed factors influencing the current quarter relative to prior quarters. For this product line, the projected loss ratio is based on information from the three to five most recent accident years which varies by state.

Prior estimates for prior accident quarters

On a regular schedule, the actuaries in the various business units within the Company perform analyses of the previously established estimates of ultimate claim liability. For this particular sub-line, the analysis includes three indications based on paid loss development by accident quarter and three indications based on case incurred loss development by accident quarter (using 4-quarter, 8-quarter and 12-quarter average development for each indication).

Additional diagnostics are reviewed as well, such as paid-to-incurred ratios, closed-to-arising count ratios, average closed severity, and average reported severity to evaluate how well the implicit assumptions underlying the various methods are met. Other reserving methods are available if these diagnostics identify the need for additional analyses.

The above analysis for this sub-line component results in several estimates of ultimate claim liability by accident quarter. An actuarial estimate is then selected for each accident quarter based on selected weightings of the individual methods’ indications, with weights varying across accident quarters depending on the strengths and weaknesses of the various methods.

Each actuarial method has strengths and weaknesses and no one method works well in all situations. For example, methods that are less susceptible to distortions from data aberrations (a strength) also tend to be less responsive to changing conditions (a weakness).

Disclosure of Actuarial Analyses

As discussed above, we do not believe that the requested examples would provide to the reader of the financial statements disclosures that are (i) comprehensive descriptions of the entire reserve-setting process or (ii) indications of possible future changes in reserves. We believe that it is more important for the reader to know and understand the underlying events that caused management to revise its estimated liability for unpaid claims and claim adjustment expense and the risk factors that affect reserves, not what actuarial methods the Company used as one of the inputs into the reserve setting process. Accordingly, we do not plan to provide the requested examples in future filings.

However, to augment our current disclosures in a manner that we believe is consistent with your objective of improved disclosure regarding reserves, we plan to expand our product line descriptions to provide the reader of the financial statements an analytical disclosure which includes the following information:

•                  The impact of a 1% change in incremental paid loss development;

•                  An indication of reasonably possible one-year changes in the reserve estimate by product line for the Company and for the industry based upon historical changes over the last nine years;

•                  A discussion of changes in the Company’s loss reserves over the relevant time periods and identification of which range of reserve changes (i.e., the Company or industry) is more reasonably possible in the future based upon events that may have caused the changes in the past; and

•                  Quantification of the relative percentage of the Company’s reserves by product line in relation to the Company’s total reserves.

We believe the analytical information above, along with the Company’s current discussion of reserve changes in Management’s Discussion & Analysis (MDA), would provide the reader of the financial statements with a comprehensive discussion of the causes of past changes in estimated reserves, a forward-looking view of reasonably possible reserve changes in the future, and a quantitative analysis that would allow the reader to estimate the impact of a change in estimated reserves. This approach is discussed in the question below and illustrated in Attachment 2.

With respect to Attachment II, in addition to the proposed disclosures included in Attachment II, please provide the following information related to the key assumptions used to calculate current year reserves.

•                  Please include a more robust discussion of the historical changes effected to your key assumptions over the periods presented by product line as previously requested in sub point b. For example, your disclosures should explain the extent the key assumptions were adjusted in 2005 and 2004 in the commercial product line when the $830 million and the $925 million strengthening of the asbestos reserves were recorded. All material changes effected to the key assumptions used in calculating the reserves should similarly be discussed as previously requested in sub point d.

Response:

Unlike the estimation of the liability for pensions and certain life products, property-casualty reserves and changes therein are not based upon a few key assumptions or changes therein. Rather, property-casualty reserves and changes therein are the result of observed internal and external events, such as changes in claims handling procedures, legal trends and legislative changes, among others.

We believe this is evident in our discussion of asbestos reserves, which represent approximately 8% of the Company’s total loss reserves. We explained the causes of the cited changes for asbestos reserves in the MDA on page 75 of the Company’s 2005 Annual Report on Form 10-K (Form 10-K):

At December 31, 2005, net asbestos reserves totaled $4.36 billion, compared with $3.93 billion at December 31, 2004. The Company’s annual ground-up review of asbestos exposures resulted in a reserve increase of $830 million in 2005. In 2004, the Company increase asbestos reserves by $922 million following the same ground-up review process. Those reviews included an analysis of exposures and payment patterns by policyholder category, as well as recent settlements, policyholder bankruptcies judicial rulings and legislative actions. The asbestos charge in 2005 resulted, in part, from higher than expected defense costs due to increased trial activity for seriously impaired plaintiffs and prolonged litigation before cases are settled or dismissed. The 2005 charge also considered the January 2006 court decision voiding, on procedural grounds, the previously rendered favorable arbitration decision in the ongoing ACandS litigation. The asbestos charge recorded in 2004 primarily resulted from an increase in litigation costs and activity surrounding peripheral defendants.

We believe our disclosures related to asbestos reserves are very thorough and compare favorably to others in our industry. In addition to the paragraph cited above, we discuss asbestos reserves further in Note 9, Insurance Claims Reserves (Asbestos and Environmental Reserves) on pages 148 through 149; Note 17, Contingencies, Commitments and Guarantees (Asbestos and Environmental-Related Proceedings) on pages 173 through 175; MDA, Asbestos Claims and Litigation on pages 74 through 77; Uncertainty Regarding Adequacy of Asbestos and Environmental Reserves on pages 79 and 80; and, Part I, Item 3, Legal Proceedings, on pages 46 through 48.

We reiterate that determining asbestos reserves is not a matter of having and adjusting “key assumptions” for historical experience but rather responding to developments in the matters identified in the citations noted above. We believe that we have discussed all the material factors surrounding asbestos reserves, including the methodologies and processes used by the Company, the vagaries of court coverage decisions, plaintiffs’ expanded theories of liability, the risks inherent in complex litigation and other uncertainties.

Similarly, there are no key assumptions that can be identified and observed in a sensitivity analysis for the Company’s other product lines. Rather, as discussed in the section titled “Actuarial Analyses” above, the actuarial analyses underlying the amount reported in our consolidated balance sheet for unpaid claim and claim adjustment expense liability represent the aggregation of hundreds of different reserve components, each involving its own unique analysis and including a separate and distinct set of data, analysis methods, qualitative evaluations and application of varying individual actuarial judgments. For a discussion of changes in reserve estimates that have occurred in the last two years for other product lines, see Attachment 2.

•                  Revise your quantitative and narrative discussion of the impact that reasonably likely changes in one or more of the key assumptions would have on reported results, financial position and liquidity to specify the key assumptions that drive the sensitivity analysis presented. Explain why management believes the scenarios quantified on page 11 are reasonably likely. Your current tabular disclosure of a 1% increase in incremental paid loss development appears to present a hypothetical scenario and not a reasonably likely development. Please confirm that you will include much of the information provided to us supplementally in future filings.

Response:

As a point of clarification, the scenarios quantified on page 11 of our May 25, 2006 letter, if they were to occur, are reasonably likely to have a material impact. We believe that discussion is consistent with the following Management’s Discussion and Analysis (MDA) guidance:

Where a trend, demand, commitment, event or uncertainty is known, management must make two assessments:

(1)          Is the known trend, demand, commitment, event or uncertainty likely to come to fruition? If management determines that it is not reasonably likely to occur, no disclosure is required.

(2)          If management cannot make that determination, it must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainly, on the assumption that it will come to fruition. Disclosure is then required unless management determines that a material effect on the registrant’s financial condition or results of operations is not reasonably likely to occur.

MDA mandates disclosure of specified forward-looking information, and specifies its own standard for disclosure — i.e., reasonably likely to have a material effect.

The question posed to us is different: it is asking us to identify what impact “reasonably likely changes in one or more of the key assumptions would have on reported results, financial position and liquidity to specify the key assumptions that drive the sensitivity analysis presented.” We believe that any reasonably likely contingency would already be recognized in the recorded reserves since it would be both likely and reasonably estimable in accordance with FAS 5, Accounting for Contingencies.

As stated in our letter of May 25, 2006, the amount reported in our consolidated balance sheet for unpaid claims and claim adjustment expense liability (reserves) represents the aggregation of hundreds of different reserve components, each involving its own unique analysis and including a separate and distinct set of data, analysis methods, qualitative evaluations and application of varying individual actuarial judgments.  As a result, there are no key assumptions on which to perform a sensitivity analysis.

To respond to the intent of your supplemental disclosure request, we are including information in our disclosure which is based upon an analysis of reasonably possible reserving changes by U.S. product line. This analysis identifies the historical one-year change in the reserve estimate by product line over the last nine years. These changes were calculated from statutory annual statement data found in Schedule P of those statements, and represent the reported reserve development on the beginning of the year claim liabilities divided by the beginning claim liabilities (net of reinsurance), all accident years combined, excluding non-defense related claim adjustment expense. The historical changes in year-end loss reserves over a one-year period for the U.S. product lines are presented on both a company and industry-wide basis. This information is provided for both the Company and the industry for the most recent nine years and is based on publicly available data for the reported line(s) that most closely match the individual product lines being discussed. An analysis of this type allows the reader of the financial statements to observe the historical variability of reserve estimates for the Company as compared to the industry as a whole and also provides a context by which the reader could evaluate the effect of a 1% change in incremental paid loss development as presented for each product line. For purposes of preparing the attached analysis, we were able to compare industry data and Company data as of December 31, 2005. Due to the time lag required for the industry data to be compiled by the National Association of Insurance Commissioners, year-end industry data is not available until the middle of the following year. We intend to use the disclosure approach highlighted in the attachment in future filings, with a comparison of Company loss variability to industry loss variability over a rolling nine year period (the industry data will be on a one year lag due to the reasons described above).  See Attachment 2.

*              *              *

We hope that the responses contained above appropriately answer all of your questions. We believe our previous filings contain industry-leading disclosures and we will continue to challenge ourselves with regard to the content and transparency of our disclosures in the future. If you should have any questions regarding this letter, please contact me at 860-277-7580 (facsimile: 860-277-8136).

Sincerely,

Jay S. Benet
Vice Chairman and
Chief Financial Officer

cc: David Greenfield, KPMG

Attachment 1

Contractual Obligations

The following table summarizes, as of December 31, 2005, the Company’s future payments under contractual obligations and estimated claims and claims related payments. The table excludes short-term obligations and includes only liabilities at December 31, 2005 that are expected to be settled in cash.

The table below includes the amount and estimated future timing of claims and claim related payments. The amounts do not represent the exact liability, but instead represent estimates, generally utilizing actuarial projections techniques, at a given accounting date. These estimates include expectations of what the ultimate settlement and administration of claims will cost based on the Company’s assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the policyholder event and the time it is actually reported to the insurer. The future cash flows related to the items contained in the table below required estimation of both amount (including severity considerations) and timing. Amount and timing are frequently estimated separately. An estimation of both amount and timing of future cash flows related to claims and claim related payments is generally reliable only in the aggregate with some unavoidable estimation uncertainty.

The contractual obligations payments and estimated claims and claims related payments, gross of the estimated reinsurance recoveries, at December 31, 2005 were as follows:

Payments Due by Period (in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt obligations(1)
Medium term notes	$298	$56	$221	$21	$—
Convertible notes	893	—	—	—	893
Senior notes	3,342	150	1,342	250	1,600
Capital trusts	928	—	—	—	928
Zero coupon convertible notes	141	—	—	141	—
Private placement notes	16	4	6	4	2
Total debt principal	5,618	210	1,569	416	3,423
Interest	5,763	324	534	448	4,457
Total long-term debt obligations	11,381	534	2,103	864	7,880

Operating leases(2)	757	173	281	139	164

Purchase obligations
Information systems administration and maintenance commitments(3)	109	49	39	21	—
Reinsurance brokerage commitment(4)	140	20	40	40	40
Other purchase commitments(5)	87	40	7	4	36
Total purchase obligations	336	109	86	65	76

Long-term unfunded investment commitments(6)	931	186	390	226	129

Estimated claims and claims related payments
Claims and claim adjustment expenses(7)	62,161	17,324	19,444	9,051	16,342
Claims from large deductible policies(8)	—	—	—	—	—
Loss-based assessments(9)	224	30	51	24	119
Reinsurance contracts accounted for as deposits(10)	421	135	241	45	—
Payout from ceded funds withheld(11)	499	22	168	90	219
Total estimated claims and claims related payments	63,305	17,511	19,904	9,210	16,680
Total	$76,710	$18,513	$22,764	$10,504	$24,929

(1)                   See note 10 of the notes to the Company’s consolidated financial statements for a further discussion. Because the amounts reported in the foregoing table include principal and interest, the total long-term obligations will not agree with the amounts reported in note 10.

(2)                   Represents agreements entered into in the ordinary course of business to lease office space, equipment and furniture.

(3)                   Includes agreements with vendors to purchase system software administration and maintenance services.

(4)                   In connection with the sale of its insurance brokerage operations, the Company committed to acquire brokerage services from the buyer through 2012. See note 17.

(5)                   Includes commitments to vendors entered into in the ordinary course of business for goods and services including office supplies, archival services, etc.

(6)                   Represents estimated timing for fulfilling unfunded commitments for investments in real estate partnerships, private equities and hedge funds.

(7)                   The amounts in “Claims and claim adjustment expenses” in the table above represent the estimated timing of future payments for both reported and unreported claims incurred and related claim adjustment expenses, gross of reinsurance recoverables.

The Company has entered into reinsurance agreements to protect itself from potential losses in excess of the amount it is prepared to accept as described in Note 8, Reinsurance in the notes to financial statements.

In order to qualify for reinsurance accounting, a reinsurance agreement must indemnify the insurer from insurance risk, i.e., the agreement must transfer amount and timing risk. Since the timing and amount of cash inflows from such reinsurance agreements are directly related to the underlying payment of claims and claim adjustment expenses by the insurer, reinsurance receivables are recognized in a manner consistent with the liabilities (the estimated liability for claims and claims adjustment expense) relating to the underlying reinsured contracts. The presence of any feature that can delay timely reimbursement of claims by a reinsurer results in the reinsurance contract being accounted for as a deposit rather than reinsurance. (See below.)  The assumptions used in estimating the amount and timing of the reinsurance receivables are consistent with those used in estimating the amount and timing of the related liabilities.

Reinsurance agreements that do not transfer both amount and timing risk are accounted for as deposits and included in “Reinsurance contracts accounted for as deposits” in the table above.

The estimated future cash inflows from the Company’s reinsurance contracts that qualify for reinsurance accounting are as follows:

(in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Reinsurance receivables	$18,379	$5,121	$5,751	$2,676	$4,831

The Company manages its business and evaluates its liabilities for claims and claim adjustment expense on a net of reinsurance basis. The estimated cash flows on a net of reinsurance basis are as follows:

(in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Claims and claim adjustment expense, net	$43,782	$12,203	$13,693	$6,375	$11,511

For business underwritten by non-U.S. operations, future cash flows related to reported and unreported claims incurred and related claim adjustment expenses were translated at the spot rate on December 31, 2005.

The amounts reported in the table above and in the table of reinsurance receivables above are presented on a nominal basis and have not been adjusted to reflect the time value of money. Accordingly, the amounts above will differ from the Company’s balance sheet to the extent that the liability for claims and claim adjustment expenses and the related reinsurance receivables have been discounted in the balance sheet. (See note 1 of the financial statements.)

(8)                      Workers’ compensation large deductible policies provide third party coverage in which the Company typically is responsible for paying the entire loss under such policies and then seeks reimbursement from the insured for the deductible amount. “Claims from large deductible policies” represent the estimated future payment for claims and claim related expenses below the deductible amount, net of the estimated recovery of the deductible. The liability and the related deductible receivable for unpaid claims are presented in the consolidated balance sheet as “contractholder payables” and “contractholder receivables,” respectively. Most deductibles for such policies are paid directly from the policyholder’s escrow which is periodically replenished by the policyholder. The payment of the loss amounts above the deductible are reported within “Claims and claim adjustment expenses” in the above table. Because the timing of the collection of the deductible (contractholder receivables) occurs shortly after the payment of the deductible to a claimant (contractholder payables), these cash flows offset each other in the table.

The estimated timing of the payment of the contractholder payables and the collection of contractholder receivables for workers’ compensation policies is presented below:

(in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Contractholder payables/ receivables	$5,516	$1,362	$1,492	$755	$1,907

(9)                   The amounts in “Loss-based assessments” relate to estimated future payments of second-injury fund assessments which would result from payment of current claim liabilities. Second injury funds cover the cost of any additional benefits for aggravation of a pre-existing condition. For loss-based assessments, the cost is shared by the insurance industry and self-insureds, funded through assessments to insurance companies and self-insureds based on losses. Amounts relating to second-injury fund assessments are included in “other liabilities” in the consolidated balance sheet.

(10)             The amounts in “Reinsurance contracts accounted for as deposits” represent estimated future nominal payments for reinsurance agreements that are accounted for as deposits. Amounts payable under deposit agreements are included in “other liabilities” in the consolidated balance sheet. The amounts reported in the table are presented on a nominal basis and have not been adjusted to reflect the time value of money. Accordingly, the amounts above will differ from the Company’s balance sheet to the extent that deposit values in the balance sheet have been discounted using deposit accounting.

(11)             The amounts in “Payouts from ceded funds withheld” represent estimated payments for losses and return of funds held related to certain reinsurance arrangements whereby the Company holds a portion of the premium due to the reinsurer and is allowed to pay claims from the amounts held.

The above table does not include an analysis of liabilities reported for structured settlements for which the Company has purchased annuities and remains contingently liable in the event of default by the company issuing the annuity. The Company is not reasonably likely to incur future payment obligations under such agreements. See note 9 of the Company’s consolidated financial statements for a further discussion. In addition, the Company is not required to make any contributions to its qualified pension plan in 2006 and does not have a best estimate of contributions expected to be paid to the qualified pension plan. Accordingly, any future contributions are not included in the foregoing table.

Attachment 2

CHANGES IN DOCUMENT FROM 2005 ARE BOLDED AND ITALICIZED

CRITICAL ACCOUNTING ESTIMATES

The Company considers its most significant accounting estimates to be those applied to claim and claim adjustment expense reserves and related reinsurance recoverables, and investment impairments.

Claim and Claim Adjustment Expense Reserves

Claim and claim adjustment expense reserves (loss reserves) represent management’s estimate of ultimate unpaid costs of losses and loss adjustment expenses for claims that have been reported and claims that have been incurred but not yet reported. Loss reserves do not represent an exact calculation of liability, but instead represent management estimates, generally utilizing actuarial expertise and projection techniques, at a given accounting date. These loss reserve estimates are expectations of what the ultimate settlement and administration of claims will cost upon final resolution in the future, based on the Company’s assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity and frequency, expected interpretations of legal theories of liability and other factors. In establishing reserves, the Company also takes into account estimated recoveries, reinsurance, salvage and subrogation. The reserves are reviewed regularly by a qualified actuary employed by the Company.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes, among others. The impact of many of these items on ultimate costs for loss and loss adjustment expenses is difficult to estimate. Loss reserve estimation difficulties also differ significantly by product line due to differences in claim complexity, the volume of claims, the potential severity of individual claims, the determination of occurrence date for a claim and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer). Informed judgment is applied throughout the process. The Company continually refines its loss reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. The Company rigorously attempts to consider all significant facts and circumstances known at the time loss reserves are established. Due to the inherent uncertainty underlying loss reserve estimates including but not limited to the future settlement environment, final resolution of the estimated liability will be different from that anticipated at the reporting date. Therefore, actual paid losses in the future may yield a materially different amount than currently reserved—favorable or unfavorable.

Because establishment of loss reserves is an inherently uncertain process involving estimates, currently established reserves may change. The Company reflects adjustments to reserves in the results of operations in the period the estimates are changed.

There are also risks which impact the estimation of ultimate costs for catastrophes. For example, the estimation of reserves related to hurricanes can be affected by the inability of the Company and its insureds to access portions of the impacted areas, the complexity of factors contributing to the losses, the legal and regulatory uncertainties and the nature of the information available to establish the reserves. Complex factors include, but are not limited to: determining whether damage was caused by flooding versus wind; evaluating general liability and pollution exposures; estimating additional living expenses; the impact of demand surge; infrastructure disruption; fraud; the effect of mold damage and business interruption costs; and reinsurance collectibility. The timing of a catastrophe’s occurrence, such as at or near the end of a reporting period, can also affect the information available to the Company in estimating reserves for that reporting period. The estimates related to catastrophes are adjusted as actual claims emerge.

A portion of the Company’s loss reserves are for asbestos and environmental claims and related litigation which aggregated $4.79 billion at December 31, 2005. While the ongoing study of asbestos claims and associated liabilities and of environmental claims considers the inconsistencies of court decisions as to coverage, plaintiffs’ expanded theories of liability and the risks inherent in complex litigation and other uncertainties, in the opinion of the Company’s management, it is possible that the outcome of the continued uncertainties regarding these claims could result in liability in future periods that differs from current reserves by an amount that could be material to the Company’s future operating results and financial condition. See the preceding discussion of “Asbestos Claims and Litigation” and “Environmental Claims and Litigation.”

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The Company acquired SPC’s runoff health care reserves in the merger, which are included in the General Liability product line in the table below. SPC decided to exit this market at the end of 2001 and ceased underwriting new business as quickly as regulatory considerations allowed. SPC had experienced significant adverse loss development on its health care loss reserves both prior to and since its decision to exit this market. The Company continues to utilize specific tools and metrics to explicitly monitor and validate its conclusions with regard to these reserves since management believed that its traditional statistics and reserving methods needed to be supplemented in order to provide a more meaningful analysis. The tools developed track three primary indicators which influence those conclusions and include: newly reported claims; reserve development on known claims; and the “redundancy ratio,” which compares the cost of resolving claims to the reserve established for that individual claim. These three indicators are related such that if one deteriorates, improvement on another is necessary for the Company to conclude that further reserve strengthening is not necessary. The Company’s current view is that it has recorded a reasonable reserve for its medical malpractice exposures as of December 31, 2005.

Claims and claim adjustment expense reserves by product line were as follows:

	2005			2004
(at December 31, in millions)	Case	IBNR	Total	Case	IBNR	Total
General liability	$8,198	$12,251	$20,449	$8,445	$12,232	$20,677
Property	1,987	1,050	3,037	1,534	1,359	2,893
Commercial multi-peril	2,448	2,901	5,349	1,979	2,216	4,195
Commercial automobile	2,792	1,885	4,677	2,817	1,966	4,783
Workers’ compensation	8,816	6,374	15,190	8,313	6,658	14,971
Fidelity and surety	1,240	673	1,913	1,216	845	2,061
Personal automobile	1,470	1,138	2,608	1,484	1,219	2,703
Homeowners and personal—other	709	987	1,696	470	523	993
International and other	3,033	3,055	6,088	2,934	2,774	5,708

Property-casualty	30,693	30,314	61,007	29,192	29,792	58,984
Accident and health	74	9	83	76	10	86

Claims and claim adjustment expense reserves	$30,767	$30,323	$61,090	$29,268	$29,802	$59,070

The $2.02 billion increase in property-casualty claims and claim adjustment expense reserves since December 31, 2004 reflected the impact of the significant catastrophe losses incurred in the second half of 2005 and the $830 million net charge to increase asbestos reserves in the fourth quarter of 2005. These increases in reserves were partially offset by claim and claim expense payments from runoff operations, loss payouts for the third quarter 2004 hurricanes, and favorable non-catastrophe loss experience.

Property-casualty claims and claim adjustment expense reserves at December 31, 2004 increased by $24.51 billion over year-end 2003, primarily as a result of the merger with SPC and reserve charges recorded subsequent to the merger. Of the increase in 2004, $19.50 billion resulted from the addition of the acquired reserves, and $2.39 billion, net of reinsurance, was due to net unfavorable prior year reserve development. For discussion of the components of net unfavorable prior year reserve development, see note 9 to the consolidated financial statements.

Asbestos and environmental reserves are included in the General liability, Commercial multi-peril lines and International and other lines in the summary table. Asbestos and environmental reserves are discussed separately, see “Asbestos Claims and Litigation”, “Environmental Claims and Litigation” and “Uncertainty Regarding Adequacy of Asbestos and Environmental Reserves”.

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General Discussion

The process for estimating the liabilities for claim and claim expenses begins with the collection and analysis of claim data. Data on individual reported claims, both current and historical, including paid amounts and individual claim adjuster estimates, are grouped by common characteristics (“components”) and evaluated by actuaries in their analyses of ultimate claim liabilities by product line. Such data is occasionally supplemented with external data as available and when appropriate. The process of analyzing reserves for a component is undertaken on a regular basis, generally quarterly, in light of continually updated information.

Multiple estimation methods are available for the analysis of ultimate claim liabilities. Each estimation method has its own set of assumption variables and its own advantages and disadvantages, with no single estimation method being better than the others in all situations and no one set of assumption variables being meaningful for all product line components. The relative strengths and weaknesses of the particular estimation methods when applied to a particular group of claims can also change over time. Therefore, the actual choice of estimation method(s) can change with each evaluation. The estimation method(s) chosen are those that are believed to produce the most reliable indication at that particular evaluation date for the claim liabilities being evaluated.

In most cases, multiple estimation methods will be valid for the particular facts and circumstances of the claim liabilities being evaluated. This will result in a range of reasonable estimates for any particular claim liability. The Company uses such range analyses to back test whether previously established estimates for reserves at the reporting segments are reasonable, given subsequent information. Reported values found to be closer to the endpoints of a range of reasonable estimates are subject to further detailed reviews. These reviews may substantiate the validity of management’s recorded estimate or lead to a change in the reported estimate.

The exact boundary points of these ranges are more qualitative than quantitative in nature, as no clear line of demarcation exists to determine when the set of underlying assumptions for an estimation method switches from being reasonable to unreasonable. As a result, the Company does not believe that the endpoints of these ranges are or would be comparable across companies. In addition, potential interactions among the different estimation assumptions for different product lines make the aggregation of individual ranges a highly judgmental and inexact process.

Property casualty insurance policies are either written on a claims made or on an occurrence basis. Policies written on a claims made basis require that claims be reported during the policy period. Policies that are written on an occurrence basis require that the insured demonstrate that a loss occurred in the policy period, even if the insured reports the loss many years later.

Most general liability policies are written on an occurrence basis. These policies are subject to substantial loss development over time as facts and circumstances change in the years following the policy issuance. The use of the occurrence form accounts for much of the reserve development in asbestos and environmental exposures, and it is also used to provide coverage for construction general liability, including construction defect. Occurrence based forms of insurance for general liability exposures require substantial projection of various trends, including future inflation and judicial interpretations and societal litigation dynamics, among others.

A basic premise in most actuarial analyses is that past patterns demonstrated in the data will repeat themselves in the future, absent a material change in the associated risk factors discussed below. To the extent a material change affecting the ultimate claim liability is known, such change is quantified to the extent possible through an analysis of internal company and, if available and when appropriate, external data. Such a measurement is specific to the facts and circumstances of the particular claim portfolio and the known change being evaluated. Significant structural changes to the available data, product mix or organization can materially impact the reserve estimation process.

Informed management judgment is applied throughout the reserving process. This includes the application, on a consistent basis over time, of various individual experiences and expertise to multiple sets of data and analyses. In addition to actuaries, individuals involved with the reserving process also include underwriting and claims personnel as well as other company management. Therefore, it is quite possible and, generally, likely that management must consider varying individual viewpoints as part of its estimation of loss reserves. It is also likely that during periods of significant change, such as a merger, consistent application of informed judgment becomes even more complicated and difficult.

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The variables discussed above in this general discussion have different impacts on reserve estimation uncertainty for a given product line, depending on the length of the claim tail, the reporting lag, the impact of individual claims and the complexity of the claim process for a given product line.

Product lines are generally classifiable as either long tail or short tail, based on the average length of time between the event triggering claims under a policy and the final resolution of those claims. Short tail claims are reported and settled quickly, resulting in less estimation variability. The longer the time before final claim resolution, the greater the exposure to estimation risks and hence the greater the estimation uncertainty.

A major component of the claim tail is the reporting lag. The reporting lag, which is the time between the event triggering a claim and the reporting of the claim to the insurer, makes estimating IBNR inherently more uncertain. In addition, the greater the reporting lag the greater the proportion of IBNR claims to the total claim liability for the product line. Writing new products with material reporting lags can result in adding several years worth of IBNR claim exposure before the reporting lag exposure becomes clearly observable, thereby increasing the risk associated with pricing and reserving such products. The most extreme example of claim liabilities with long reporting lags are asbestos claims.

For some lines, the impact of large individual claims can be material to the analysis. These lines are generally referred to as being low frequency/high severity, while lines without this “large claim” sensitivity are referred to as “high frequency/low severity”. Estimates of claim liabilities for low frequency/high severity lines can be sensitive to the impact of a small number of potentially large claims. As a result, the role of judgment is much greater for these reserve estimates. In contrast, high frequency/low severity lines tend to have much greater spread of estimation risk, such that the impact of individual claims are relatively minor and the range of reasonable reserve estimates is narrower and more stable.

Claim complexity can also greatly affect the estimation process by impacting the number of assumptions needed to produce the estimate, the potential stability of the underlying data and claim process and the ability to gain an understanding of the data. Product lines with greater claim complexity, such as for certain surety and construction exposures, have inherently greater estimation uncertainty.

Actuaries have to exercise a considerable degree of judgment in the evaluation of all these factors in their analysis of reserves. The human element in the application of actuarial judgment is unavoidable when faced with material uncertainty. Different experts will choose different assumptions when faced with such uncertainty, based on their individual backgrounds, professional experiences and areas of focus. Hence, the estimate selected by the various actuaries may differ materially from each other.

Lastly, significant structural changes to the available data, product mix or organization can also materially impact the reserve estimation process. The merger of TPC and SPC resulted in the exposure of each other’s actuaries and claim departments to different products, data histories, analysis methodologies, claim settlement experts, and more robust data when viewed on a combined basis. This impacted the range of estimates produced by the Company’s actuaries, as they reacted to new data, approaches, and sources of expertise to draw upon. It also resulted in additional levels of uncertainty, as past trends (that were a function of past products, past claim handling procedures, past claim departments, and past legal and other experts) may not repeat themselves, as those items affecting the trends change or evolve due to the merger. This also increased the potential for material variation in estimates, as experts can have differing views as to the impact of these frequently evolutionary changes. Events such as mergers increase the inherent uncertainty of reserve estimates for a period of time, until stable trends reestablish themselves within the new organization.

Risk factors

The major causes of material uncertainty (“risk factors”) generally will vary for each product line, as well as for each separately analyzed component of the product line. In a few cases, such risk factors are explicit assumptions of the estimation method and in most cases, they are implicit. For example, a method may explicitly assume that a certain percentage of claims will close each year, but will implicitly assume that the legal interpretation of existing contract language will remain unchanged. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently.

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Some risk factors will affect more than one product line. Examples include changes in claim department practices, changes in settlement patterns, regulatory and legislative actions, court actions, timeliness of claim reporting, state mix of claimants, and degree of claimant fraud. The extent of the impact of a risk factor will also vary by components within a product line. Individual risk factors are also subject to interactions with other risk factors within product line components.

The effect of a particular risk factor on estimates of claim liabilities cannot be isolated in most cases. For example, estimates of potential claim settlements may be impacted by the risk associated with potential court rulings, but the final settlement agreement typically does not delineate how much of the settled amount is due to this and other factors.

The evaluation of data is also subject to distortion from extreme events or structural shifts, sometimes in unanticipated ways. For example, the timing of claims payments in one geographic region will be impacted if claim adjusters are temporarily reassigned from that region to help settle catastrophe claims in another region.

While some changes in the claim environment are sudden in nature (such as a new court ruling affecting the interpretation of all contracts in that jurisdiction), others are more evolutionary. Evolutionary changes can occur when multiple factors affect final claim values, with the uncertainty surrounding each factor being resolved separately, in step-wise fashion. The final impact is not known until all steps have occurred.

Sudden changes generally cause a one-time shift in claim liability estimates, although there may be some lag in reliable quantification of their impact. Evolutionary changes generally cause a series of shifts in claim liability estimates, as each component of the evolutionary change becomes evident and estimable.

Management’s estimates

At least once per quarter, Company management meets with its actuaries to review the latest claim and claim adjustment expense reserve analyses. Based on these analyses, management determines whether its ultimate claim liability estimates should be changed. In doing so, it must evaluate whether the new data provided represents credible actionable information or an anomaly that will have no effect on estimated ultimate claim liability. For example, as described above, payments may have decreased in one geographic region due to fewer claim adjusters being available to process claims. The resulting claim payment patterns would be analyzed to determine whether or not the change in payment pattern represents a change in ultimate claim liability.

Such an assessment requires considerable judgment. It is frequently not possible to determine whether a change in the data is an anomaly until sometime after the event. Even if a change is determined to be permanent, it is not always possible to reliably determine the extent of the change until sometime later. The overall detailed analyses supporting such an effort can take several months to perform. This is due to the need to evaluate the underlying cause of the trends observed, and may include the gathering or assembling of data not previously available. It may also include interviews with experts involved with the underlying processes. As a result, there can be a time lag between the emergence of a change and a determination that the change should be reflected in the Company’s estimated claim liabilities. The final estimate selected by management in a reporting period is a function of these detailed analyses of past data, adjusted to reflect any new actionable information.

Discussion of Product Lines

The following section details reserving considerations and common risk factors by product line. There are many additional risk factors that may impact ultimate claim costs. Each risk factor presented will have a different impact on required reserves. Also, risk factors can have offsetting or compounding effects on required reserves. For example, in workers’ compensation, the use of expensive medical procedures that result in medical cost inflation may enable workers to return to work faster, thereby lowering indemnity costs. Thus, in almost all cases, it is impossible to discretely measure the effect of a single risk factor and construct a meaningful sensitivity expectation.

In order to provide information on reasonably possible reserving changes by product line, the historical changes in year-end loss reserves over a one-year period are provided for the U.S. product lines. This information is provided for both the Company and the industry(1) for the nine most recent years, and is based on publicly available data for the reported line(s) that most closely match the individual product line being discussed.

General Liability

General liability is generally considered a long tail line, as it takes a relatively long period of time to finalize and settle claims from a given accident year. The speed of claim reporting and claim settlement is a function of the specific coverage provided, the jurisdiction and specific policy provisions such as self-insured retentions. There are numerous components underlying the general liability product line. Some of these have relatively moderate payment patterns (with most of the claims for a given accident year closed within 5 to 7 years), while others can have extreme lags in both reporting and payment of claims (e.g., a reporting lag of a decade for “construction defect” claims).

(1) These changes were calculated from (net of reinsurance) statutory annual statement data found in Schedule P of those statements, and represent the reported reserve development on the beginning of the year claim liabilities divided by the beginning claim liabilities, all accident years combined, excluding non-defense related claim adjustment expense.

Note that the Company data included history for the entire St. Paul Travelers group – U.S. companies only, whether or not the individual subsidiaries were originally part of the St. Paul or the Travelers. This treatment is required by the statutory reporting instructions promulgated by state regulatory authorities for Schedule P. Comparable data for non-U.S. companies is not available.

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While the majority of general liability coverages are written on an “occurrence basis,” certain general liability coverages (such as those covering directors and officers or professional liability) are typically insured on a “claims-made” basis.

General liability reserves are generally analyzed as two components: primary and excess/umbrella, with the primary component generally analyzed separately for bodily injury and property damage. Bodily injury liability payments reimburse the claimant for damages pertaining to physical injury as a result of the policyholder’s legal obligation arising from non-intentional acts such as negligence, subject to the insurance policy provisions. In some cases the damages can include future wage loss (which is a function of future earnings power and wage inflation) and future medical treatment costs. Property damage liability payments result from damages to the claimant’s private property arising from the policyholder’s legal obligation for non-intentional acts. In most cases, property damage losses are a function of costs as of the loss date, or soon thereafter. In addition, sizable or unique exposures are reviewed separately, such as asbestos, environmental, other mass torts, construction defect, medical malpractice and large unique accounts that would otherwise distort the analysis. These unique categories often require a very high degree of judgment and require reserve analyses that do not rely on traditional actuarial methods.

Defense costs are also a part of the insured costs covered by liability policies and can be significant, sometimes greater than the cost of the actual paid claims. For some products this risk is mitigated by policy language such that the insured portion of defense costs erodes the amount of policy limit available to pay the claim. Such “defense within the limits” policies are most common for “claims made” products. When defense costs are outside of the limits, amounts paid do not erode the policy limits.

This line is typically the largest source of reserve estimate uncertainty in the United States (excluding assumed reinsurance contracts covering the same risk). Major contributors to this reserve estimate uncertainty include the reporting lag (i.e., the length of time between the event triggering coverage and the actual reporting of the claim), the number of parties involved in the underlying tort action, whether the “event” triggering coverage is confined to only one time period or is spread over multiple time periods, the potential dollars involved (in the individual claim actions), whether such claims were reasonably foreseeable and intended to be covered at the time the contracts were written (i.e., coverage dispute potential), and the potential for mass claim actions. Claims with longer reporting lags result in greater inherent risk. This is especially true for alleged claims with a latency feature, particularly where courts have ruled that coverage is spread over multiple policy years, hence involving multiple defendants (and their insurers and reinsurers) and multiple policies (thereby increasing the potential dollars involved and the underlying settlement complexity). Claims with long latencies also increase the potential recognition lag, i.e., the lag between writing a type of policy in a certain market and the recognition that such policies have potential mass tort and/or latent claim exposure.

The amount of reserve estimate uncertainty also varies significantly by component for the General Liability product line. The components in this product line with the longest latency, longest reporting lags, largest potential dollars involved, and greatest claim settlement complexity are Asbestos and Environmental. Components that include latency, reporting lag and/or complexity issues, but to a materially lesser extent than Asbestos and Environmental, include construction defect, medical malpractice, and other mass tort actions. Many components of General Liability are not subject to material latency or claim complexity risks and hence have materially less uncertainty than the previously mentioned components. In general, policies providing coverage with shorter reporting lags, fewer parties involved in settlement negotiations, only one policy potentially triggered per claim, fewer potential settlement dollars, reasonably foreseeable (and stable) potential hazards/claims and no mass tort potential result in much less reserve estimate uncertainty than policies without those characteristics.

Examples of common risk factors that can change and, thus, affect the required general liability reserves (beyond those included in the general discussion section) include:

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General liability risk factors

Changes in claim handling philosophies

Changes in policy provisions or court interpretation of such provision

New theories of liability

Trends in jury awards

Changes in the propensity to sue, in general with specificity to particular issues

Changes in statutes of limitations

Changes in the underlying court system

Distortions from losses resulting from large single accounts or single issues

Changes in tort law

Shifts in law suit mix between federal and state courts

Changes in claim adjuster office structure (causing distortions in the data)

Changes in settlement patterns (e.g., medical malpractice)

General liability book of business risk factors

Changes in policy provisions (e.g., deductibles, policy limits, endorsements)

Changes in underwriting standards

Product mix (e.g., size of account, industries insured, jurisdiction mix)

Unanticipated changes in risk factors can affect reserves. As an indicator of the causal effect that a change in one or more risk factors could have on reserves for general liability (excluding asbestos and environmental), a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.6% increase (decrease) in loss reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from 0% to +17% (averaging +7%) for the Company and -2% to +9% (averaging +4%) for the industry overall, excluding estimated asbestos and environmental amounts. The Company’s year-to-year changes are driven by and are based on observed events during the year. We believe the industry’s range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line, as the high end of the Company’s range of historical adverse development came from certain business that has since been exited. General liability reserves (excluding asbestos and environmental) represent approximately 26% of the Company’s total loss reserves.

The Company’s change in reserve estimate for this product line was +4% for 2005 and +12% for 2004. The 2005 change of +4% was the net result of numerous adjustments for various components. The 2004 change of +12% was principally due to the construction defect and construction wrap-up reserving actions discussed on page 68 of this narrative.

Property

Property is generally considered a short tail line with a simpler and faster claim reporting and adjustment process than liability coverages, and less uncertainty in the reserve setting process (except for more complex business interruption claims). It is generally viewed as a moderate frequency, low to moderate severity line, except for catastrophes and coverage related to large properties. The claim reporting and settlement process for property coverage claim reserves is generally restricted to the insured and the insurer. Overall, the claim liabilities for this line create a low estimation risk, except possibly for catastrophes and business interruption claims.

Property reserves are typically analyzed in two components, one for catastrophic or other large single events, and another for all other events. Examples of common risk factors that can change and, thus, affect the required property reserves (beyond those included in the general discussion section) include:

Property risk factors

Physical concentration of policyholders

Availability and cost of local contractors

For the more severe catastrophic events, “demand surge” inflation, whereby the greatly increased demand for building materials such as plywood far surpasses the immediate supply, leading to short-term material increases in building material costs

Local building codes

Amount of time to return property to full usage (for business interruption claims)

Court interpretation of policy provisions (such as occurrence definition)

Lags in reporting claims (e.g., winter damage to summer homes, hidden damage after an earthquake)

Court or legislative changes to the statute of limitations

Property book of business risk factors

Policy provisions mix (e.g., deductibles, policy limits, endorsements)

Changes in underwriting standards

Unanticipated changes in risk factors can affect reserves. As an indicator of the causal effect that a change in one or more risk factors could have on reserves for property, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.2% increase (decrease) in loss reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from -34% to +26% (averaging -3%) for the Company and -14% to +7% (averaging 0%) for the industry overall. The Company’s year-to-year changes are driven by and are based on observed events during the year. We believe that the industry’s range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line, as the high end of the Company’s range of historical adverse development came from certain business that has since been exited. Property reserves represent approximately 5% of the Company’s total loss reserves.

The Company’s change in reserve estimate for this product line was -34% for 2005 and -18% for 2004. The 2005 change was primarily the result of favorable loss developments for accident year 2004 non-catastrophe losses. The 2004 change was primarily the result of favorable loss developments for accident year 2003 non-catastrophe losses. Although not the case for 2005 and 2004, the reserve estimate for this product line is potentially subject to material changes due to uncertainty in measuring ultimate losses for unprecedented significant catastrophes such as the events of September 11, 2001 and Hurricane Katrina.

Commercial Multi-Peril

Commercial multi-peril provides a combination of property and liability coverage typically for small businesses and, therefore, includes both short and long tail coverages. For property coverage, it generally takes a relatively short period of time to close claims, while for the other coverages, generally for the liability coverages, it takes a longer period of time to close claims.

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The reserving risk for this line is dominated by the liability coverage portion of this product, except occasionally in the event of catastrophic or large single losses. The reserving risk for this line differs from that of the general liability product line and the property product line due to the nature of the customer. Commercial multi-peril is generally sold to smaller sized accounts, while the customer profile for general liability and property include larger customers.

See the discussions under the property and general liability product lines with regard to reserving risk for commercial multi-peril.

Unanticipated changes in risk factors can affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for commercial multi-peril (excluding asbestos and environmental), a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.3% increase (decrease) in loss reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from -6% to +2% (averaging -3%)  for the Company and -2% to +7% (averaging +3%) for the industry overall. The Company’s year-to-year changes are driven by and are based on observed events during the year. We believe the Company’s range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line. Commercial multi-peril reserves represent approximately 9% of the Company’s total loss reserves.

As discussed above, this line combines general liability and property coverages and it has been impacted in the past by many of the same events as those two lines.

The Company’s change in reserve estimate for this product line was -6% for 2005 and -5% for 2004. The 2005 change was the result of favorable loss developments for accident years 2001 — 2004. The 2004 change was the result of favorable loss developments for accident years 1999 - 2003.

Commercial Automobile

The commercial automobile product line is a mix of property and liability coverages and, therefore, includes both short and long tail coverages. The payments that are made quickly typically pertain to auto physical damage (property) claims and property damage (liability) claims. The payments that take longer to finalize and are more difficult to estimate relate to bodily injury claims. In general, claim reporting lags are minor, claim complexity is not a major issue, and the line is viewed as high frequency, low to moderate severity. Overall, the claim liabilities for this line create a moderate estimation risk.

Commercial automobile reserves are typically analyzed in four components; bodily injury liability, property damage liability, collision claims and comprehensive claims. These last two components have minimum reserve risk and fast payouts and, accordingly, separate risk factors are not presented.

Examples of common risk factors that can change and, thus, affect the required commercial automobile reserves (beyond those included in the general discussion section) include:

Bodily injury and property damage liability risk factors

Trends in jury awards

Changes in the underlying court system

Changes in case law

Litigation trends

Frequency of claims with payment capped by policy limits

Change in average severity of accidents, or proportion of severe accidents

Subrogation opportunities

Changes in claim handling philosophies

Frequency of visits to health providers

Number of medical procedures given during visits to health providers

Types of health providers used

Types of medical treatments received

Changes in cost of medical treatments

Degree of patient responsiveness to treatment

Commercial automobile book of business risk factors

Changes in policy provisions (e.g., deductibles, policy limits, endorsements, etc.)

Changes in mix of insured vehicles (e.g., long haul trucks versus local and smaller vehicles, fleet risks versus non-fleets)

Changes in underwriting standards

Unanticipated changes in risk factors can affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for commercial automobile, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.3% increase (decrease) in loss reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from -5% to +9% (averaging +1%) for the Company and -1% to +8% (averaging +3%) for the industry overall. The Company’s year-to-year changes are driven by and are based on observed events during the year. We believe that the Company’s range of historical outcomes is illustrative of reasonable possibly one-year changes in reserve estimate for this product line. Commercial automobile reserves represent approximately 8% of the Company’s total loss reserves.

The Company’s change in reserve estimate for this product line was -5% for 2005 and -2% for 2004. The 2005 change was due to favorable loss developments for accident year 2004.  The 2004 change was due to favorable loss developments for accident year 2003.

Workers’ Compensation

Workers’ compensation is generally considered a long tail coverage, as it takes a relatively long period of time to finalize claims from a given accident year. While certain payments such as initial medical treatment or temporary wage replacement for the injured worker are made quickly, some other payments are made over the course of several years, such as awards for permanent partial injuries. In addition, some payments can run as long as the injured worker’s life, such as permanent disability benefits and on-going medical care. Despite the possibility of long payment tails, the reporting lags are generally short, settlements are generally not complex, and most of the liability can be considered high frequency with moderate severity. The largest reserve risk generally comes from the low frequency, high severity claims providing lifetime coverage for medical expense arising from a worker’s injury. Overall, the claim liabilities for this line create a somewhat greater than moderate estimation risk.

Workers’ compensation reserves are typically analyzed in three components: indemnity losses, medical losses and claim adjustment expenses.

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Examples of common risk factors that can change and, thus, affect the required workers’ compensation reserves (beyond those included in the general discussion section) include:

Indemnity risk factors

Time required to recover from the injury

Degree of available transitional jobs

Degree of legal involvement

Changes in the interpretations and processes of the workers’ compensation commissions’ oversight of claims (1)

Future wage inflation for states that index benefits

Changes in the administrative policies of second injury funds

Medical risk factors

Changes in the cost of medical treatments (including prescription drugs) and underlying fee schedules (“inflation”)

Frequency of visits to health providers

Number of medical procedures given during visits to health providers

Types of health providers used

Type of medical treatments received

Use of preferred provider networks and other medical cost containment practices

Availability of new medical processes and equipment

Changes in the use of pharmaceutical drugs

Degree of patient responsiveness to treatment

(1)             These are administrative bodies that evaluate whether or not a given claim for workers’ compensation benefits is valid. Duties include the determination of whether a given injury arose out of the scope of employment, or the determination of the degree of injury where disputes exist.

General workers’ compensation risk factors

Frequency of claim reopenings on claims previously closed

Mortality trends of injured workers with lifetime benefits and medical treatment

Degree of cost shifting between workers’ compensation and health insurance

Workers’ compensation book of business risk factors

Product mix

Injury type mix

Changes in underwriting standards

Unanticipated changes in risk factors can affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for workers’ compensation, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.3% increase (decrease) in loss reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from -2% to +2% (averaging -1%)  for the Company and -3% to +4% (averaging +1%)  for the industry overall. The Company’s year-to-year changes are driven by and are based on observed events during the year.  We believe that the Company’s range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line. Workers’ compensation reserves represent approximately 25% of the Company’s total loss reserves.

The Company’s change in reserve estimate for this product line was 0% for 2005 and +1% for 2004.

Fidelity and Surety

Fidelity is generally considered a short tail coverage. It takes a relatively short period of time to finalize and settle fidelity claims. The volatility of fidelity reserves is generally related to the type of business of the insured, the size and complexity of the insured’s business operations, amount of policy limit and attachment point of coverage. The uncertainty surrounding reserves for small, commercial insureds is typically less than the uncertainty for large commercial or financial institutions. The high frequency, low severity nature of small commercial fidelity losses provides for stability in loss estimates whereas, the low frequency, high severity nature of losses for large insureds results in a wider range of ultimate loss outcomes. Actuarial techniques that rely on a stable pattern of loss development are generally not applicable to low frequency, high severity policies.

Surety has certain components that are generally considered short tail coverages with short reporting lags, although large individual construction and commercial surety contracts can result in a somewhat longer settlement tail, based on the length and complexity of the construction project or commercial transaction being insured. (Large construction projects can take many years to complete.) The frequency of losses in surety correlates with economic cycles as the primary cause of surety loss is the inability to perform financially. The volatility of surety losses is generally related to the type of business performed by the insured, the type of bonded obligation, the amount of limit exposed to loss and the amount of assets available to the insurer to mitigate losses, such as unbilled contract funds, collateral, first and third party indemnity, and other security positions of an insured’s assets. Certain classes of surety claims are very high severity, low frequency in nature. These can include large construction contractors involved with one or multiple large, complex projects as well as certain large commercial surety exposures. Other claim factors affecting reserve variability of surety include litigation related to amounts owed by and due the insured (e.g., salvage and subrogation efforts) and the results of financial restructuring of an insured.

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Examples of common risk factors that can change and, thus, affect the required fidelity and surety reserves (beyond those included in the general discussion section) include:

Fidelity risk factors

Type of business of insured

Policy limit and attachment points

Third-party claims

Coverage litigation

Complexity of claims

Growth in insureds’ operations

Surety risk factors

Economic trends, including the general level of construction activity

Concentration of reserves in a relatively few large claims

Type of business insured

Type of obligation insured

Cumulative limits of liability for insured

Assets available to mitigate loss

Defective workmanship/latent defects

Financial strategy of insured

Changes in statutory obligations

Geographic spread of business

Fidelity and Surety book of business risk factors

Changes in policy provisions (e.g., deductibles, limits, endorsements)

Changes in underwriting standards

Unanticipated changes in risk factors can affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for fidelity and surety, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.2% increase (decrease) in loss reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from -15% to +138% (averaging +19% for all 9 years, or +5% excluding the 2004 value of +138% that resulted from acquired business, including a large construction contractor loss discussed on pages 69 and 70 of this narrative) for the Company and -9% to +24% (averaging +7%) for the industry overall. The Company’s year-to-year changes are driven by and are based on observed events during the year.  We believe that the industry’s range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line, as the high end of the Company’s range was due to acquired business in 2004. Fidelity and surety reserves represent approximately 3% of the Company’s total loss reserves.

In general, developments on single large claims (both adverse and favorable) are a primary source of changes in reserve estimates for this product line.

The Company’s change in reserve estimate for this product line was 0% for 2005 and +138% for 2004. The 138% figure resulted from acquired business, including a large construction contractor loss discussed on pages 69 and 70 of this narrative.

Personal Automobile

Personal automobile includes both short and long tail coverages. The payments that are made quickly typically pertain to auto physical damage (property) claims and property damage (liability) claims. The payments that take longer to finalize and are more difficult to estimate relate to bodily injury claims. Reporting lags are relatively short and the claim settlement process for personal automobile liability generally is the least complex of the liability products. It is generally viewed as a high frequency, low to moderate severity product line. Overall, the claim liabilities for this line create a moderate estimation risk.

Personal automobile reserves are typically analyzed in five components: bodily injury liability, property damage liability, no-fault losses, collision claims and comprehensive claims. These last two components have minimum reserve risk and fast payouts and, accordingly, separate factors are not presented.

Examples of common risk factors that can change and, thus, affect the required personal automobile reserves (beyond those included in the general discussion section) include:

Bodily injury and property damage liability risk factors

Trends in jury awards

Changes in the underlying court system and its philosophy

Changes in case law

Litigation trends

Frequency of claims with payment capped by policy limits

Change in average severity of accidents, or proportion of severe accidents

Subrogation opportunities

Degree of patient responsiveness to treatment

Changes in claim handling philosophies

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No-fault risk factors (for selected states and time periods)

Effectiveness of no-fault laws

Frequency of visits to health providers

Number of medical procedures given during visits to health providers

Types of health providers used

Types of medical treatments received

Changes in cost of medical treatments

Degree of patient responsiveness to treatment

Personal automobile book of business risk factors

Changes in policy provisions (e.g., deductibles, policy limits, endorsements, etc.)

Changes in underwriting standards

Unanticipated changes in risk factors can affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for personal automobile, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.1% increase (decrease) in loss reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from -9% to +1% (averaging -4%)  for the Company and -7% to +3% (averaging -2%)  for the industry overall. The Company’s year-to-year changes are driven by and are based on observed events during the year.  We believe that the Company’s range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line. Personal automobile reserves represent approximately 4% of the Company’s total loss reserves.

The Company’s change in reserve estimate for this product line was -9% for 2005 and -6% for 2004. As discussed on page 72 of this narrative, the decrease in both years was primarily driven by declines in claim frequency (for the most recent prior accident years) and in severity resulting from recent claim initiatives.

Homeowners and Personal Lines Other

Homeowners is generally considered a short tail coverage. Most payments are related to the property portion of the policy, where the claim reporting and settlement process is generally restricted to the insured and the insurer. Claims on property coverage are typically reported soon after the actual damage occurs, although delays of several months are not unusual. The claim is settled when the two parties agree on the amount due in accordance with the policy contract language and the appropriate payment is made (or alternatively, the property replacement/repair is performed by the insurer). The resulting settlement process is typically fairly short term, although exceptions do exist.

The liability portion of the homeowners policy generates claims which take longer to pay due to the involvement of litigation and negotiation, but with generally small reporting lags. In addition, reserves related to umbrella coverages have greater uncertainty since umbrella liability payments are often made far into the future.

Overall, the line is generally high frequency, low to moderate severity (except for catastrophes), with simple to moderate claim complexity.

Homeowners reserves are typically analyzed in two components: non-catastrophe related losses and catastrophe loss payments.

Examples of common risk factors that can change and, thus, affect the required homeowners reserves (beyond those included in the general reserve discussion section) include:

Non-catastrophe risk factors

Salvage opportunities

Amount of time to return property to residential use

Changes in weather patterns

Local building codes

Litigation trends

Trends in jury awards

Catastrophe risk factors

Physical concentration of policyholders

Availability and cost of local contractors

Local building codes

Quality of construction of damaged homes

Amount of time to return property to residential use

For the more severe catastrophic events, “demand surge” inflation, whereby the greatly increased demand for building materials such as plywood far surpasses the immediate supply, leading to short-term material increases in building material costs

Homeowners book of business risk factors

Policy provisions mix (e.g., deductibles, policy limits, endorsements, etc.)

Degree of concentration of policyholders

Changes in underwriting standards

Unanticipated changes in risk factors can affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for homeowners and personal lines other, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.1% increase (decrease) in loss reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from -31% to +3% (averaging -9%) for the Company and -8% to +10% (averaging -2%) for the industry overall. The Company’s year-to-year changes are driven by and are based on observed events during the year.  We believe that the Company’s range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line. Homeowners and personal lines other reserves represent approximately 3% of the Company’s total loss reserves.

While this line combines both liability and property coverages, the majority of the reserves relate to property. A source of reserve changes in the past has been updated information related to prior weather-related events.

The Company’s change in reserve estimate for this product line was +3% for 2005 and -31% for 2004. The 2005 change was driven by additional loss development from the 2004 Florida hurricanes. The 2004 change was driven by favorable loss development, particularly from fewer claim counts for accident year 2003.

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International and other

International and other includes the international product line and other products not discussed above. The principal component of “other” is assumed reinsurance written on an excess-of-loss basis, which may include reinsurance of non-U.S. exposures, and is primarily runoff business.

International and other claim liabilities result from a mix of coverages, currencies and jurisdictions/countries. The common characteristic is the need to customize the analysis to the individual component, and the inability to rely on data characterizations and reporting requirements in the U.S. statutory reporting framework.

Due to changes in the business mix for this line over time, the recently incurred claim liabilities are relatively short term (due to both the products and the jurisdictions involved, e.g., the Republic of Ireland and the United Kingdom), while the older liabilities include some from runoff operations that are extremely long tail (e.g., U.S. excess liabilities reinsured through the London market, and several underwriting pools in runoff). The speed of claim reporting and claim settlement is a function of the specific coverage provided, the jurisdiction, the distribution system (e.g., underwriting pool versus direct), and the proximity of the insurance sale to the insured hazard (e.g., insured and insurer located in different countries). In particular, liabilities arising from the underwriting pools in runoff may result in significant reporting lags, settlement lags and claim complexity, due to the need to coordinate with other pool members or co-insurers through a broker or lead-insurer for claim settlement purposes.

International and other reserves are generally analyzed by program/pool, country and general coverage category (e.g., U.S. Liability—excess of loss reinsurance, or General Liability — Municipalities — by country.) The business is also generally split by direct versus assumed reinsurance for a given coverage/jurisdiction. Where the underlying insured hazard is outside the United States, the underlying coverages are generally similar to those described under the General Liability and Automobile discussion above, but under a different legal system. Where the underlying hazard is within the U.S., the coverage involved is typically that of General Liability, but on an excess or excess-of-loss reinsurance basis. Excess exposure requires the insured to “prove” not only claims under the policy, but also the prior payment of claims reaching up to the excess policy’s attachment point.

Examples of common risk factors that can change and, thus, affect the required International and other reserves (beyond those included in the general discussion section) include:

International and other risk factors

Changes in claim handling procedures, including those of the primary carriers

Changes in policy provisions or court interpretation of such provision

New theories of liability

Trends in jury awards

Changes in the propensity to sue

Changes in statutes of limitations

Changes in the underlying court system

Distortions from losses resulting from large single accounts or single issues

Changes in tort law

Changes in claim adjuster office structure (causing distortions in the data)

International and other book of business risk factors

Changes in policy provisions (e.g., deductibles, policy limits, endorsements, “claims made” language)

Changes in underwriting standards

Product mix (e.g., size of account, industries insured, jurisdiction mix)

Unanticipated changes in risk factors can affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for International and other (excluding asbestos and environmental), a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.3% increase (decrease) in loss reserves. International and other reserves (excluding asbestos and environmental) represent approximately 9% of the Company’s total loss reserves.

International and other represents a combination of different product lines, some of which are in runoff. Comparative historical information is not available for international product lines as international operations do not file U.S. statutory reports. Comparative historical information on runoff business is not indicative of reasonably possible one- year changes in reserve estimate for this mix of runoff business. Accordingly, we have not included comparative analyses for International and other.

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